FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2008.

Total number of pages: 40

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2008 (Unaudited)
 (FROM APRIL 1, 2008 TO SEPTEMBER 30, 2008) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2008 (Unaudited)

(FROM APRIL 1, 2008 TO SEPTEMBER 30, 2008)

CONSOLIDATED

Released on December 15, 2008

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2008 (Unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended September 30
	2007	2008	2008
Net sales	¥ 190,527	¥ 193,256	$ 1,865,946
Operating income	18,970	22,087	213,257
Income before income taxes	14,675	19,804	191,214
Net income	¥ 9,241	¥ 12,731	$ 122,922
Per share data
Net income
－Basic	¥ 63.76	¥ 87.82	$ 0.85
－Diluted	¥ 62.04	¥ 85.30	$ 0.82

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the six months ended September 30
	2007	2008	2008
Net sales	¥ 362,701	¥ 371,658	$ 3,588,472
Operating income	34,076	40,218	388,317
Income before income taxes	31,506	43,057	415,728
Net income	¥ 20,357	¥ 27,840	$ 268,804
Per share data
Net income
－Basic	¥ 140.50	¥ 192.06	$ 1.85
－Diluted	¥ 136.66	¥ 186.56	$ 1.80

  CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	March 31, 2008	September 30, 2008	September 30, 2008
Current assets	¥ 356,998	¥ 394,403	$ 3,808,081
Investments	17,375	15,982	154,311
Property, plant, equipment and others	297,341	305,353	2,948,277
Total assets	¥ 671,714	¥ 715,738	$ 6,910,669
Current liabilities	253,099	276,906	2,673,612
Long-term liabilities	30,845	30,207	291,658
Total liabilities	283,944	307,113	2,965,270
Minority interest in consolidated subsidiaries	68,186	67,060	647,485
Shareholders’ equity	319,584	341,565	3,297,914
Total liabilities and shareholders’ equity	¥ 671,714	¥ 715,738	$ 6,910,669

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2007	2008	2008
Net cash provided by operating activities	¥ 37,339	¥ 35,742	$ 345,100
Net cash used in investing activities	(26,421)	(31,023)	(299,537)
Net cash (used in) provided by financing activities	(19,797)	7,894	76,219
Effect of exchange rate changes on cash and cash equivalents	(561)	774	7,473

Net (decrease) increase in cash and cash equivalents	(9,440)	13,387	129,255
Cash and cash equivalents at beginning of period	88,784	100,809	973,342

Cash and cash equivalents at end of period	¥ 79,344	¥ 114,196	$ 1,102,597

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we acquired in December 2006, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and six Months Ended September 30, 2008 Compared to Three and six Months Ended September 30, 2007 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended September 30
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 58,119	¥ 59,998	¥ 1,879	3.2%
Other small precision brushless DC motors	24,647	24,198	(449)	(1.8)
Brushless DC fans	13,709	11,871	(1,838)	(13.4)
Other small precision motors	6,481	6,201	(280)	(4.3)

Sub-total	102,956	102,268	(688)	(0.7)
Mid-size motors	22,460	21,982	(478)	(2.1)
Machinery	17,790	21,872	4,082	22.9
Electronic and optical components	41,015	39,097	(1,918)	(4.7)
Others	6,306	8,037	1,731	27.5

Consolidated total	¥ 190,527	¥ 193,256	¥ 2,729	1.4%

	(Yen in millions) For the six months ended September 30
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 108,103	¥ 109,825	¥ 1,722	1.6%
Other small precision brushless DC motors	45,609	45,307	(302)	(0.7)
Brushless DC fans	24,172	22,421	(1,751)	(7.2)
Other small precision motors	10,423	12,390	1,967	18.9

Sub-total	188,307	189,943	1,636	0.9
Mid-size motors	47,673	47,602	(71)	(0.1)
Machinery	34,969	40,607	5,638	16.1
Electronic and optical components	79,107	77,952	(1,155)	(1.5)
Others	12,645	15,554	2,909	23.0

Consolidated total	¥ 362,701	¥ 371,658	¥ 8,957	2.5%

Our net sales increased ¥2,729 million, or 1.4%, from ¥190,527 million for the three months ended September 30, 2007 to ¥193,256 million for the three months ended September 30, 2008. This increase was primarily due to increases in net sales of hard disk drives spindle motors, machinery and others segments.

Our net sales increased ¥8,957 million, or 2.5%, from ¥362,701 million for the six months ended September 30, 2007 to ¥371,658 million for the six months ended September 30, 2008.

(Small precision motors)

Net sales of small precision motors decreased ¥688 million, or 0.7%, from ¥102,956 million for the three months ended September 30, 2007 to ¥102,268 million for the three months ended September 30, 2008. Net sales of each product included in the “small precision motors” are as shown below.

Net sales of small precision motors increased ¥1,636 million, or 0.9%, from ¥188,307 million for the six months ended September 30, 2007 to ¥189,943 million for the six months ended September 30, 2008.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥1,879 million, or 3.2%, from ¥58,119 million for the three months ended September 30, 2007 to ¥59,998 million for the three months ended September 30, 2008. Sales volume of hard disk drives spindle motors increased by 18.2% compared to the same period of the previous fiscal year. This volume increase was mainly due to an increase in net sales of 2.5-inch motors for hard disk drives used in netbook PC. The net sales remained relatively flat yet volume increased. This was mainly due to yen appreciation against U.S. dollar. Net sales of hard disk drives spindle motors accounted for 30.5% of total net sales for the three months ended September 30, 2007 and 31.0% of total net sales for the three months ended September 30, 2008.

Net sales of hard disk drives spindle motors increased ¥1,722 million, or 1.6%, from ¥108,103 million for the six months ended September 30, 2007 to ¥109,825 million for the six months ended September 30, 2008.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥449 million, or 1.8%, from ¥24,647 million for the three months ended September 30, 2007 to ¥24,198 million for the three months ended September 30, 2008. This decrease was mainly due to a decrease in customer demand. Net sales of other small precision brushless DC motors accounted for 12.9% of total net sales for the three months ended September 30, 2007 and 12.5% of total net sales for the three months ended September 30, 2008.

Net sales of other small precision brushless DC motors decreased ¥302 million, or 0.7%, from ¥45,609 million for the six months ended September 30, 2007 to ¥45,307 million for the six months ended September 30, 2008.

Brushless DC fans

Net sales of brushless DC fans decreased ¥1,838 million, or 13.4%, from ¥13,709 million for the three months ended September 30, 2007 to ¥11,871 million for the three months ended September 30, 2008. This decrease was mainly due to a decrease in unit prices. Net sales of brushless DC fans accounted for 7.2% of total net sales for the three months ended September 30, 2007 and 6.2% of total net sales for the three months ended September 30, 2008.

Net sales of brushless DC fans decreased ¥1,751 million, or 7.2%, from ¥24,172 million for the six months ended September 30, 2007 to ¥22,421 million for the six months ended September 30, 2008.

Other small precision motors

Net sales of other small precision motors decreased ¥280 million, or 4.3%, from ¥6,481 million for the three months ended September 30, 2007 to ¥6,201 million for the three months ended September 30, 2008. This was mainly due to a decrease in net sales of Nidec Servo Corporation. Net sales of other small precision motors accounted for 3.4% of total net sales for the three months ended September 30, 2007 and 3.2% of total net sales for the three months ended September 30, 2008.

Net sales of other small precision motors increased ¥1,967 million, or 18.9%, from ¥10,423 million for the six months ended September 30, 2007 to ¥12,390 million for the six months ended September 30, 2008.

(Mid-size motors)

Net sales of mid-size motors decreased ¥478 million, or 2.1%, from ¥22,460 million for the three months ended September 30, 2007 to ¥21,982 million for the three months ended September 30, 2008, due mainly to a decrease in demand of motors for automobiles by Nidec Motors & Actuators’ subsidiaries in North America, which more than offset sales increases of motors for home appliances, industrial use and power steering. Net sales of mid-size motors accounted for 11.8% of our total net sales for the three months ended September 30, 2007 and 11.4% of total net sales for the three months ended September 30, 2008.

Net sales of mid-size motors decreased ¥71 million, or 0.1%, from ¥47,673 million for the six months ended September 30, 2007 to ¥47,602 million for the six months ended September 30, 2008.

(Machinery)

Net sales of machinery increased ¥4,082 million, or 22.9%, from ¥17,790 million for the three months ended September 30, 2007 to ¥21,872 million for the three months ended September 30, 2008. This increase was primarily due to an increase in net sales of Nidec Sankyo’s LCD panel handling robots due to high demand compared to the same period of the previous fiscal year. Net sales of machinery accounted for 9.4% of our total net sales for the three months ended September 30, 2007 and 11.3% of total net sales for the three months ended September 30, 2008.

Net sales of machinery increased ¥5,638 million, or 16.1%, from ¥34,969 million for the six months ended September 30, 2007 to ¥40,607 million for the six months ended September 30, 2008.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥1,918 million, or 4.7%, from ¥41,015 million for the three months ended September 30, 2007 to ¥39,097 million for the three months ended September 30, 2008. This decrease was primarily due to a decrease in net sales of optical pick up units by Nidec Sankyo and certain of its consolidated subsidiaries. In addition, sales of shutters for digital camera and mobile phones by Nidec Copal and switches by Nidec Copal Electronics’ subsidiary also decreased. Net sales of electronic and optical components accounted for 21.5% of our total net sales for the three months ended September 30, 2007 and 20.2% of total net sales for the three months ended September 30, 2008.

Net sales of electronic and optical components decreased ¥1,155 million, or 1.5%, from ¥79,107 million for the six months ended September 30, 2007 to ¥77,952 million for the six months ended September 30, 2008.

(Others)

Net sales of other products increased ¥1,731 million, or 27.5%, from ¥6,306 million for the three months ended September 30, 2007 to ¥8,037 million for the three months ended September 30, 2008. This increase was primarily due to an increase in net sales of automobile components by Nidec Tosok. Net sales of other products accounted for 3.3% of total net sales for the three months ended September 30, 2007 and 4.2% of total net sales for the three months ended September 30, 2008.

Net sales of other products increased ¥2,909 million, or 23.0%, from ¥12,645 million for the six months ended September 30, 2007 to ¥15,554 million for the six months ended September 30, 2008.

Cost of Products Sold

Our cost of products sold decreased ¥245 million, or 0.2%, from ¥149,783 million for the three months ended September 30, 2007 to ¥149,538 million for the three months ended September 30, 2008. This decrease was due mainly to the improvement in cost efficiency.

As a percentage of net sales, our cost of products sold decreased from 78.6% for the three months ended September 30, 2007 to 77.4% for the three months ended September 30, 2008.

Our cost of products sold increased ¥2,455 million, or 0.9%, from ¥286,552 million for the six months ended September 30, 2007 to ¥289,007 million for the six months ended September 30, 2008.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥78 million, or 0.5%, from ¥14,234 million for the three months ended September 30, 2007 to ¥14,312 million for the three months ended September 30, 2008. This increase was due mainly to an increase in personnel expenses, which offset a decrease in a loss related to fixed assets for the same period of the previous fiscal year.

As a percentage of net sales, our selling, general and administrative expenses decreased from 7.5% for the three months ended September 30, 2007 to 7.4% for the three months ended September 30, 2008.

Our selling, general and administrative expenses increased ¥761 million, or 2.8%, from ¥26,945 million for the six months ended September 30, 2007 to ¥27,706 million for the six months ended September 30, 2008.

Research and Development Expenses

Our research and development expenses decreased ¥221 million, or 2.9%, from ¥7,540 million for the three months ended September 30, 2007 to ¥7,319 million for the three months ended September 30, 2008. This decrease was primarily due to a decrease in research and development expenses related to electronic and optical components, despite an increase in research and development expenses related to mid-sized motors of Nidec Corporation.

As a percentage of net sales, our research and development expenses decreased from 3.9% for the three months ended September 30, 2007 to 3.8% for the three months ended September 30, 2008.

Our research and development expenses decreased ¥401 million, or 2.7%, from ¥15,128 million for the six months ended September, 2007 to ¥14,727 million for the six months ended September 30, 2008.

Operating Income

As a result of the foregoing, our operating income increased ¥3,117 million, or 16.4%, from ¥18,970 million for the three months ended September 30, 2007 to ¥22,087 million for the three months ended September 30, 2008.

As a percentage of net sales, our operating income increased from 10.0% for the three months ended September 30, 2007 to 11.4% for the three months ended September 30, 2008.

Our operating income increased ¥6,142 million, or 18.0%, from ¥34,076 million for the six months ended September 30, 2007 to ¥40,218 million for the six months ended September 30, 2008.

Other Income (Expense)

Our other expense decreased ¥2,012 million, or 46.8%, from ¥4,295 million for the three months ended September 30, 2007 to ¥2,283 million for the three months ended September 30, 2008. This decrease was mainly due to a decrease in the foreign exchange loss.

Our foreign exchange loss, net decreased ¥1,777 million, or 43.2%, from ¥4,112 million for the three months ended September 30, 2007 to ¥2,335 million for the three months ended September 30, 2008.

We incurred other expense in the amount of ¥2,570 million for the six months ended September 30, 2007, while we had other income in the amount of ¥2,839 million for the six months ended September 30, 2008. This change was mainly due to foreign exchange rate fluctuations.

The exchange rate was ¥115.43 per U.S. dollar as of September 30, 2007 and ¥123.26 per U.S. dollar as of June 30, 2007. The yen appreciated to ¥103.57 per U.S. dollar as of September 30, 2008 and ¥106.42 per U.S. dollar as of June 30, 2008.

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥5,129 million, or 35.0%, from ¥14,675 million for the three months ended September 30, 2007 to ¥19,804 million for the three months ended September 30, 2008.

As a percentage of net sales, our income before income taxes increased from 7.7% for the three months ended September 30, 2007 to 10.2% for the three months ended September 30, 2008.

Our income before income taxes increased ¥11,551 million, or 36.7%, from ¥31,506 million for the six months ended September 30, 2007 to ¥43,057 million for the six months ended September 30, 2008.

Income Taxes

Our income taxes increased ¥1,380 million, or 36.4%, from ¥3,796 million for the three months ended September 30, 2007 to ¥5,176 million for the three months ended September 30, 2008.

Our income taxes increased ¥2,929 million, or 35.6%, from ¥8,223 million for the six months ended September 30, 2007 to ¥11,152 million for the six months ended September 30, 2008.

The estimated effective income tax rate for the six months ended September 30, 2008 was lower compared to the corresponding prior period. This was mainly due to a decrease in estimated tax rate because of decrease in estimated losses for certain subsidiaries with valuation allowance.

For the details, please see Note 6.

Minority Interest in Consolidated Subsidiaries

Our minority interest in consolidated subsidiaries increased ¥223 million, or 13.6%, from ¥1,638 million for the three months ended September 30, 2007 to ¥1,861 million for the three months ended September 30, 2008. This increase was primarily due to an increase in the income of group companies such as Nidec Brilliant Co., Ltd and certain of its subsidiaries.

Our minority interest in consolidated subsidiaries increased ¥1,070 million, or 36.9%, from ¥2,901 million for the six months ended September 30, 2007 to ¥3,971 million for the six months ended September 30, 2008.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥0 million for the three months ended September30, 2007, while we incurred equity in net loss of affiliated companies in the amount of ¥36 million for the three months ended September 30, 2008.

Our equity in net loss of affiliated companies increased ¥69 million, or 276%, from ¥25 million for the six months ended September 30, 2007 to ¥94 million for the six months ended September 30, 2008.

Net Income

As a result of the foregoing, our net income increased ¥3,490 million, or 37.8%, from ¥9,241 million for the three months ended September 30, 2007 to ¥12,731 million for the three months ended September 30, 2008.

As a percentage of net sales, our net income increased from 4.9% for the three months ended September 30, 2007 to 6.6% for the three months ended September 30, 2008.

Our net income increased ¥7,483 million, or 36.8%, from ¥20,357 million for the six months ended September 30, 2007 to ¥27,840 million for the six months ended September 30, 2008.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. For the information required by SFAS No. 131, see Note 8 to our consolidated financial statements included in this release.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drives spindle motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drives spindle motors and pivot assemblies, and sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drives spindle motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drives spindle motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and optical and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors. Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008 and ”JSRV” was changed to “NSRV”. NSRV has been a new operating segment since the three months ended September 30, 2007.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, NNSN apply Japanese GAAP; NET applies Thai accounting principles; NCC and NCD apply Chinese accounting principles; NCS applies Singaporean accounting principles; NCH applies Hong Kong accounting principles; NCF applies Philippine accounting principles; NMA mainly applies International Financial Reporting Standards (IFRS). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, and leases.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended September 30, 2007 and 2008. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended September 30, 2007 and 2008:

	Three months ended September 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NCJ
External revenues	¥ 23,829	¥ 20,169	$ 194,738
Intersegment revenues	26,811	24,414	235,725

Sub total	50,640	44,583	430,463
NET
External revenues	25,166	27,687	267,326
Intersegment revenues	8,791	9,447	91,214

Sub total	¥ 33,957	¥ 37,134	$ 358,540
NCC
External revenues	¥ 3,718	¥ 6,095	$ 58,849
Intersegment revenues	2,975	669	6,459

Sub total	6,693	6,764	65,308
NCD
External revenues	1,148	2,936	28,348
Intersegment revenues	13,291	9,872	95,317

Sub total	14,439	12,808	123,665
NCS
External revenues	11,731	8,837	85,324
Intersegment revenues	44	63	608

Sub total	11,775	8,900	85,932
NCH
External revenues	10,424	11,766	113,604
Intersegment revenues	1,073	2,001	19,320

Sub total	11,497	13,767	132,924
NCF
External revenues	1,608	2,412	23,289
Intersegment revenues	11,151	8,272	79,869

Sub total	12,759	10,684	103,158
NSNK
External revenues	14,603	18,097	174,732
Intersegment revenues	3,606	3,584	34,605

Sub total	18,209	21,681	209,337
NCPL
External revenues	16,410	16,173	156,155
Intersegment revenues	1,505	2,426	23,424

Sub total	17,915	18,599	179,579

	Three months ended September 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NTSC
External revenues	6,309	6,652	64,227
Intersegment revenues	90	89	859

Sub total	6,399	6,741	65,086
NCEL
External revenues	5,247	5,459	52,708
Intersegment revenues	1,031	1,773	17,119

Sub total	6,278	7,232	69,827
NSRV
External revenues	7,307	5,999	57,922
Intersegment revenues	1,128	1,327	12,813

Sub total	8,435	7,326	70,735
NSBC
External revenues	3,738	3,840	37,076
Intersegment revenues	915	672	6,488

Sub total	4,653	4,512	43,564
NSCJ
External revenues	2,760	2,689	25,963
Intersegment revenues	695	563	5,436

Sub total	3,455	3,252	31,399
NMA
External revenues	8,850	7,466	72,087
Intersegment revenues	40	(12)	(116)

Sub total	8,890	7,454	71,971
NNSN
External revenues	2,655	2,754	26,591
Intersegment revenues	245	166	1,603

Sub total	2,900	2,920	28,194
All Others
External revenues	49,514	40,982	395,695
Intersegment revenues	66,462	60,902	588,027

Sub total	115,976	101,884	983,722
Total
External revenues	195,017	190,013	1,834,634
Intersegment revenues	139,853	126,228	1,218,770

Adjustments (*)	(4,490)	3,243	31,312
Intersegment elimination	(139,853)	(126,228)	(1,218,770)

Consolidated total (net sales)	¥ 190,527	¥ 193,256	$ 1,865,946

 (*) See Note 8 to the unaudited interim consolidated financial statements.

	Three months ended September 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
NCJ	¥ 4,096	¥ 3,693	$ 35,657
NET	2,965	5,739	55,412
NCC	439	171	1,651
NCD	1,383	1,119	10,804
NCS	373	63	608
NCH	159	200	1,931
NCF	1,275	1,060	10,235
NSNK	1,165	1,819	17,563
NCPL	884	1,060	10,235
NTSC	522	471	4,548
NCEL	758	787	7,599
NSRV	172	(148)	(1,429)
NSBC	(66)	(175)	(1,690)
NSCJ	326	211	2,037
NMA	48	143	1,381
NNSN	178	190	1,835
All Others	5,968	6,309	60,914

Total	20,645	22,712	219,291

Adjustments (*)	(1,675)	(625)	(6,034)

Consolidated total	¥ 18,970	¥ 22,087	$ 213,257

(*) See Note 8 to the unaudited interim consolidated financial statements.

Net sales of NCJ decreased ¥6,057 million, or 12.0%, from ¥50,640 million for the three months ended September 30, 2007 to ¥44,583 million for the three months ended September 30, 2008. The decrease was primarily related to overseas subsidiaries selling small precision motors directly to customers, which reduced the sales of NCJ. External revenues of NCJ decreased ¥3,660 million, or 15.4%, from ¥23,829 million for the three months ended September 30, 2007 to ¥20,169 million for the three months ended September 30, 2008. Operating profit of NCJ decreased ¥403 million, or 9.8%, from ¥4,096 million for the three months ended September 30, 2007 to ¥3,693 million for the three months ended September 30, 2008. This decrease was due primarily to an increase in research and development fees, despite increases in royalty and commission fees from subsidiaries.

Net sales of NET increased ¥3,177 million, or 9.4%, from ¥33,957 million for the three months ended September 30, 2007 to ¥37,134 million for the three months ended September 30, 2008 due primarily to an increase in sales volume of hard disk drives spindle motors. Operating profit increased ¥2,774 million, or 93.6%, from ¥2,965 million for the three months ended September 30, 2007 to ¥5,739 million for the three months ended September 30, 2008. This was due mainly to an increase in sales.

Net sales of NCC increased ¥71 million, or 1.1%, from ¥6,693 million for the three months ended September 30, 2007 to ¥6,764 million for the three months ended September 30, 2008. This increase was due mainly to the start of full-scale operation of a large customer’s factory in China. However, operating profit decreased ¥268 million or 61.0% from ¥439 million for the three months ended September 30, 2007 to ¥171 million for the three months ended September 30, 2008, The major reasons for this decrease were a delay in cost reduction relative to declines in sales prices of new models and a temporary increase in cost associated with discontinuing some products.

Net sales of NCD decreased ¥1,631 million, or 11.3%, from ¥14,439 million for the three months ended September 30, 2007 to ¥12,808 million for the three months ended September 30, 2008. This decrease was due primarily to the change in the exchange rate. Operating profit decreased ¥264 million, or 19.1%, from ¥1,383 million for the three months ended September 30, 2007 to ¥1,119million for the three months ended September 30, 2008. The major reason for this decrease was the change in the exchange rate.

Net sales of NCS decreased ¥2,875 million, or 24.4%, from ¥11,775 million for the three months ended September 30, 2007 to ¥8,900 million for the three months ended September 30, 2008, resulting primarily from a decrease in sales of hard disk drives spindle motors to a main customer, which transferred its production from Singapore to China and Thailand. Operating profit decreased ¥310 million, or 83.1%, from ¥373 million for the three months ended September 30, 2007 to ¥63 million for the three months ended September 30, 2008. This was due primarily to a decrease in sales of hard disk drives spindle motors manufactured by NCS along with the transfer of its manufacturing to other subsidiaries.

Net sales of NCH increased ¥2,270 million, or 19.7%, from ¥11,497 million for the three months ended September 30, 2007 to ¥13,767 million for the three months ended September 30, 2008. This was due primarily to an increase in sales of small precision motors, reflecting an increase in customers’ transfer of their production to China and an increase in customers’ demand. Operating profit increased ¥41 million, or 25.8%, from ¥159 million for the three months ended September 30, 2007 to ¥200 million for the three months ended September 30, 2008. The increase in profit was due mainly to an increase in sales.

Net sales of NCF decreased ¥2,075 million, or 16.3%, from ¥12,759 million for the three months ended September 30, 2007 to ¥10,684 million for the three months ended September 30, 2008. The major reason for this decrease was a decrease in sales of a part of hard disk drives spindle motors, reflecting the transfer of its production to other subsidiaries. Operating profit decreased ¥215 million, or 16.9%, from ¥1,275 million for the three months ended September 30, 2007 to ¥1,060 million for the three months ended September 30, 2008. The decrease in operating profit was due mainly to a decrease in sales of hard disk drives spindle motors.

Net sales of NSNK increased ¥3,472 million, or 19.1%, from ¥18,209 million for the three months ended September 30, 2007 to ¥21,681 million for the three months ended September 30, 2008 due to an increase in sales of LCD panel handling robots, reflecting an increase of customer investment in the LCD panel industry. Operating profit increased ¥654 million, or 56.1%, from ¥1,165 million for the three months ended September 30, 2007 to ¥1,819 million for the three months ended September 30, 2008. The major reason for this increase was an increase in sales of robots.

Net sales of NCPL increased ¥684 million, or 3.8%, from ¥17,915 million for the three months ended September 30, 2007 to ¥18,599 million for the three months ended September 30, 2008. This was due primarily to an increase in sales of exterior parts for digital cameras, and factory automation equipments and industrial robots. Operating profit increased ¥176 million, or 19.9%, from ¥884 million for the three months ended September 30, 2007 to ¥1,060 million for the three months ended September 30, 2008. This was due primarily to an increase in sales of exterior parts for digital cameras.

Net sales of NTSC increased ¥342 million, or 5.3%, from ¥6,399 million for the three months ended September 30, 2007 to ¥6,741 million for the three months ended September 30, 2008. This was due primarily to an increase in sales of automobile parts, despite a decrease in sales of semiconductor manufacturing equipments. However, operating profit decreased ¥51 million, or 9.8%, from ¥522 million for the three months ended September 30, 2007 to ¥471 million for the three months ended September 30, 2008. This was due primarily to a decrease in sales of semiconductor manufacturing equipment.

Net sales of NCEL increased ¥954 million, or 15.2%, from ¥6,278 million for the three months ended September 30, 2007 to ¥7,232 million for the three months ended September 30, 2008. This increase was due primarily to an increase in sales of actuators for the amusement machines industry. Operating profit increased ¥29 million, or 3.8%, from ¥758 million for the three months ended September 30, 2007 to ¥787 million for the three months ended September 30, 2008. The major reasons for this increase were an increase in sales of actuators and an increase in profitability of scanner equipments.

Net sales of NSRV decreased ¥1,109 million, or 13.1%, from ¥8,435 million for the three months ended September 30, 2007 to ¥7,326 million for the three months ended September 30, 2008. This was due primarily to a decrease in demand of other small precision motors. NSRV had operating profit of ¥172 million for the three months ended September 30, 2007 and operating loss of ¥148 million for the three months ended September 30, 2008. This was due primarily to a decrease in sales of the products with higher margins.

Net sales of NSBC decreased ¥141 million, or 3.0%, from ¥4,653 million for the three months ended September 30, 2007 to ¥4,512 million for the three months ended September 30, 2008. This was due primarily to a decrease in net sales of mid-size motors, reflecting a shift of some sales channels from via NSBC to sales of other subsidiaries. Operating loss increased ¥109 million, or 165.2%, from ¥66 million for the three months ended September 30, 2007 to ¥175 million for the three months ended September 30, 2008. This was due primarily to a decrease in profitability caused by an increase in cost of raw materials.

Net sales of NSCJ decreased ¥203 million, or 5.9%, from ¥3,455 million for the three months ended September 30, 2007 to ¥3,252 million for the three months ended September 30, 2008. This was due primarily to a decrease in sales of power transmission equipments and measuring equipments. Operating profit decreased ¥115 million, or 35.3%, from ¥326 million for the three months ended September 30, 2007 to ¥211 million for the three months ended September 30, 2008. This was due primarily to a decrease in sales.

Net sales of NMA decreased ¥1,436 million or 16.2%, from ¥8,890 million for the three months ended September 30, 2007 to ¥7,454 million for the three months ended September 30, 2008 due primarily to a decrease in the demand of automobiles in the North American auto market affected by the U.S. economic slowdown. However, operating profit increased ¥95 million, or 197.9%, from ¥48 million for the three months ended September 30, 2007 to ¥143 million for the three months ended September 30, 2008. This was due primarily to the rationalization of manufacturing.

Net sales of NNSN increased ¥20 million, or 0.7%, from ¥2,900 million for the three months ended September 30, 2007 to ¥2,920 million for the three months ended September 30, 2008. This increase was primarily due to an increase in sales of engineering plastic moldings for new models and engineering molded plastics for automobiles. Operating profit increased ¥12 million, or 6.7%, from ¥178 million for the three months ended September 30, 2007 to ¥190 million for the three months ended September 30, 2008. This increase was primarily due to an increase in sales of products related to engineering plastics.

Within the All Others segment, net sales decreased ¥14,092 million, or 12.2% from ¥115,976 million for the three months ended September 30, 2007 to ¥101,884 million for the three months ended September 30, 2008. This decrease primarily resulted from the adjustment for the addition of operating segments for the three months ended September 30, 2007. However, operating profit increased ¥341 million, or 5.7%, from ¥5,968 million for the three months ended September 30, 2007 to ¥6,309 million for the three months ended September 30, 2008. This increase was mainly due to the increase in many other segments.

Liquidity and Capital Resources

During the six months ended September 30, 2008, our total assets increased ¥44,024 million, or 6.6%, from ¥671,714 million to ¥715,738 million. The increase of ¥44,024 million was due mainly to increases from the following components:

・

Cash and cash equivalents increased ¥13,387 million due to the reason as mentioned below under “Cash Flows”;

・

Property, plant and equipment increased ¥5,639 million due mainly to additional buildings and, machinery and equipment acquired to meet increased production in overseas companies;

・

Trade accounts receivable increased ¥15,238 million due primarily to an increase of net sales such as small precisions motors and machinery; and

・

Inventories increased ¥8,658 million as a result of production increases.

During the six months ended September 30, 2008, our total liabilities increased ¥23,169 million, or 8.2%, from ¥283,944 million to ¥307,113 million. The increase of ¥23,169 million was due mainly to an increase in short-term borrowings of ¥13,962 million, and an increase in trade notes and accounts payable of ¥6,879 million as a result of production increases.

During the six months ended September 30, 2008, our working capital, defined as current assets less current liabilities, increased ¥13,598 million, or 13.1%, from ¥103,899 million to ¥117,497 million.

During the six months ended September 30, 2008, our total shareholders’ equity increased ¥21,981 million, or 6.9%, from ¥319,584 million to ¥341,565 million. The increase of ¥21,981 million was mainly due to increases in retained earnings of ¥23,386 million, offset by dividends paid of ¥4,348 million. As a result, the ratio of stockholders’ equity to total assets increased 0.1% from 47.6% as of March 31, 2008 to 47.7% as of September 30, 2008.

Cash Flows

Net cash provided by operating activities decreased ¥1,597 million from ¥37,339 million for the six months ended September 30, 2007 to ¥35,742 million for the six months ended September 30, 2008. The decreased cash inflows in operating activities were due primarily to the increases in notes and accounts receivable of ¥3,413 million and inventories of ¥6,027 million as a result of the increase in net sales. The increases in notes and accounts receivable and inventories offset the increase in net income of ¥7,483 million.

Net cash used in investing activities increased ¥4,602 million from ¥26,421 million for the six months ended September 30, 2007 to ¥31,023 million for the six months ended September 30, 2008. The increased cash outflows in investing activities were due primarily to an increase in additions to property, plant and equipment of ¥2,008 million, and a decrease in proceeds from sales of marketable securities of ¥2,011 million.

Net cash provided by financing activities was ¥7,894 million for the six months ended September 30, 2008 while net cash used in financing activities was ¥19,797 million for the six months ended September 30, 2007. The increased cash inflows of ¥27,691 million in financing activities were due mainly to an increase in short-term borrowings of ¥28,224 million. The increase in short-term borrowings offset an increase in dividends paid of ¥730 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥13,387 million from ¥100,809 million as of March 31, 2008 to ¥114,196 million as of September 30, 2008.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2008		September 30,
	March 31	September 30	2008
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 100,809	¥ 114,196	$ 1,102,597
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥795 million at March 31, 2008 and ¥517 million ($4,992 thousand) at September 30, 2008
Notes	17,205	16,141	155,846
Accounts	148,928	164,166	1,585,073
Inventories:
Finished goods	32,735	35,420	341,991
Raw materials	17,849	20,560	198,513
Work in progress	16,164	18,835	181,858
Project in progress	816	1,296	12,513
Supplies and other	2,254	2,365	22,835
Other current assets	20,238	21,424	206,855

Total current assets	356,998	394,403	3,808,081

Marketable securities and other securities investments	15,273	14,254	137,627
Investments in and advances to affiliated companies	2,102	1,728	16,684

	17,375	15,982	154,311

Property, plant and equipment:
Land	39,389	39,824	384,513
Buildings	110,258	113,849	1,099,247
Machinery and equipment	264,019	274,005	2,645,602
Construction in progress	11,309	13,528	130,617

	424,975	441,206	4,259,979
Less - Accumulated depreciation	(226,146)	(236,738)	(2,285,778)

	198,829	204,468	1,974,201

Goodwill	71,223	74,022	714,705
Other non-current assets, net of allowance for doubtful accounts of ¥1,451 million at March 31, 2008 and ¥1,595 million ($15,400 thousand) at September 30, 2008	27,289	26,863	259,371

Total assets	¥ 671,714	¥ 715,738	$ 6,910,669

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2008		September 30,
	March 31	September 30	2008
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 68,854	¥ 82,816	$ 799,614
Current portion of long-term debt	29,196	28,525	275,418
Trade notes and accounts payable	121,698	128,577	1,241,450
Other current liabilities	33,351	36,988	357,130

Total current liabilities	253,099	276,906	2,673,612

Long-term liabilities:
Long-term debt	3,430	3,105	29,980
Accrued pension and severance costs	14,953	14,867	143,545
Other long-term liabilities	12,462	12,235	118,133

Total long-term liabilities	30,845	30,207	291,658

Minority interest in consolidated subsidiaries	68,186	67,060	647,485

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 144,987,492 shares at March 31, 2008 and 145,075,080 shares at September 30, 2008	66,248	66,551	642,570
Additional paid-in capital	68,859	69,162	667,780
Retained earnings	193,407	216,793	2,093,203
Accumulated other comprehensive income
Foreign currency translation adjustments	(10,233)	(11,601)	(112,011)
Unrealized gains from securities, net	1,016	485	4,683
Pension liability adjustments	568	468	4,518
Treasury stock, at cost: 47,495 shares at March 31, 2008 and 49,103 shares at September 30, 2008	(281)	(293)	(2,829)

Total shareholders’ equity	319,584	341,565	3,297,914

Total liabilities and shareholders’ equity	¥ 671,714	¥ 715,738	$ 6,910,669

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended September 30		For the three months ended September 30,
		2007	2008	2008
	Net sales	¥ 190,527	¥ 193,256	$ 1,865,946

	Operating expenses:
	Cost of products sold	149,783	149,538	1,443,835
	Selling, general and administrative expenses	14,234	14,312	138,187
	Research and development expenses	7,540	7,319	70,667

		171,557	171,169	1,652,689

	Operating income	18,970	22,087	213,257

	Other income (expense):
	Interest and dividend income	744	659	6,363
	Interest expense	(815)	(353)	(3,408)
	Foreign exchange loss, net	(4,112)	(2,335)	(22,545)
	Gain (loss) from marketable securities, net	92	(33)	(319)
	Other, net	(204)	(221)	(2,134)

		(4,295)	(2,283)	(22,043)

	Income before income taxes	14,675	19,804	191,214
	Income taxes	(3,796)	(5,176)	(49,976)

	Income before minority interest and equity in earnings of affiliated companies	10,879	14,628	141,238
	Minority interest in income of consolidated subsidiaries	1,638	1,861	17,969
	Equity in net (income) losses of affiliated companies	(0)	36	347

	Net income	¥ 9,241	¥ 12,731	$ 122,922

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 63.76	¥ 87.82	$ 0.85
	－ diluted	¥ 62.04	¥ 85.30	$ 0.82
	Cash dividends	¥ 0.00	¥ 0.00	$ 0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the six months ended September 30		For the six months ended September 30,
		2007	2008	2008
	Net sales	¥ 362,701	¥ 371,658	$ 3,588,472

	Operating expenses:
	Cost of products sold	286,552	289,007	2,790,451
	Selling, general and administrative expenses	26,945	27,706	267,510
	Research and development expenses	15,128	14,727	142,194

		328,625	331,440	3,200,155

	Operating income	34,076	40,218	388,317

	Other income (expense):
	Interest and dividend income	1,541	1,300	12,552
	Interest expense	(1,521)	(724)	(6,991)
	Foreign exchange gain (loss), net	(1,742)	2,893	27,933
	Gain (loss) from marketable securities, net	119	(57)	(550)
	Other, net	(967)	(573)	(5,533)

		(2,570)	2,839	27,411

	Income before income taxes	31,506	43,057	415,728
	Income taxes	(8,223)	(11,152)	(107,675)

	Income before minority interest and equity in earnings of affiliated companies	23,283	31,905	308,053
	Minority interest in income of consolidated subsidiaries	2,901	3,971	38,341
	Equity in net losses of affiliated companies	25	94	908

	Net income	¥ 20,357	¥ 27,840	$ 268,804

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 140.50	¥ 192.06	$ 1.85
	－ diluted	¥ 136.66	¥ 186.56	$ 1.80
	Cash dividends	¥ 25.00	¥ 30.00	$ 0.29

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax				(106)	(5)		(111)
Comprehensive income:
Net income				27,840			27,840
Other comprehensive income (loss):
Foreign currency translation adjustments					(1,368)		(1,368)
Unrealized losses on securities, net of reclassification adjustment					(531)		(531)
Pension liability adjustments					(95)		(95)

Total comprehensive income							25,846

Dividends paid				(4,348)			(4,348)
Conversion of convertible debt	87,588	303	303				606
Purchase of treasury stock						(12)	(12)

Balance at September 30, 2008	145,075,080	¥66,551	¥ 69,162	¥216,793	¥(10,648)	¥(293)	¥341,565

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2008	$639,644	$664,854	$1,867,403	$(83,510)	$(2,713)	$3,085,678
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax			(1,023)	(48)		(1,071)
Comprehensive income:
Net income			268,804			268,804
Other comprehensive income (loss):
Foreign currency translation adjustments				(13,208)		(13,208)
Unrealized losses on securities, net of reclassification adjustment				(5,127)		(5,127)
Pension liability adjustments				(917)		(917)

Total comprehensive income						249,552

Dividends paid			(41,981)			(41,981)
Conversion of convertible debt	2,926	2,926				5,852
Purchase of treasury stock					(116)	(116)

Balance at September 30, 2008	$642,570	$667,780	$2,093,203	$(102,810)	$(2,829)	$3,297,914

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Cash flows from operating activities:
Net income	¥ 20,357	¥ 27,840	$ 268,804
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,835	17,471	168,688
(Gain) loss from marketable securities, net	(119)	57	550
Loss on sales, disposal or impairment of property, plant and equipment	786	432	4,171
Minority interest in income of consolidated subsidiaries	2,901	3,971	38,341
Equity in net losses of affiliated companies	25	94	908
Foreign currency adjustments	314	(1,884)	(18,191)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(10,206)	(13,619)	(131,496)
Increase in inventories	(1,443)	(7,470)	(72,125)
Increase in notes and accounts payable	4,757	6,335	61,166
Other	1,132	2,515	24,284
Net cash provided by operating activities	37,339	35,742	345,100
Cash flows from investing activities:
Additions to property, plant and equipment	(19,722)	(21,730)	(209,810)
Proceeds from sales of property, plant and equipment	131	553	5,339
Purchases of marketable securities	(5)	(505)	(4,876)
Proceeds from sales of marketable securities	2,030	19	183
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,618)	(752)	(7,261)
Payments for additional investments in subsidiaries	(5,594)	(6,180)	(59,670)
Other	(643)	(2,428)	(23,442)
Net cash used in investing activities	(26,421)	(31,023)	(299,537)
Cash flows from financing activities:
(Derease) increase in short-term borrowings	(13,864)	14,360	138,650
Repayments of long-term debt	(2,142)	(1,036)	(10,003)
Proceeds from issuance of new shares	761	-	-
Dividends paid	(3,618)	(4,348)	(41,981)
Other	(934)	(1,082)	(10,447)
Net cash (used in) provided by financing activities	(19,797)	7,894	76,219
Effect of exchange rate changes on cash and cash equivalents	(561)	774	7,473
Net (decrease) increase in cash and cash equivalents	(9,440)	13,387	129,255
Cash and cash equivalents at beginning of period	88,784	100,809	973,342
Cash and cash equivalents at end of period	¥ 79,344	¥ 114,196	$ 1,102,597

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), however, certain footnotes required by U.S. GAAP have been omitted. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2008 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2008, has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2008, included on Form 20-F, filed with the Securities and Exchange Commission on September 22, 2008.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥103.57 = US$1, the approximate current exchange rate at September 30, 2008.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

The changes in the carrying amount of goodwill for the six months ended September 30, 2008 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2008	¥ 71,223	$ 687,680
Acquired during six months	2,799	27,025

Balance as of September 30, 2008	¥ 74,022	$ 714,705

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the three months and six months ended September 30, 2007 and 2008:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended September 30, 2007:
Basic net income per share
Net income available to common shareholders	¥ 9,241	144,941	¥63.76
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Diluted net income per share
Net income for computation	¥ 9,241	148,963	¥62.04
For the three months ended September 30, 2008:
Basic net income per share
Net income available to common shareholders	¥ 12,731	144,968	¥87.82	$0.85
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(22)	4,021
Diluted net income per share
Net income for computation	¥ 12,709	148,989	¥85.30	$0.82

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the six months ended September 30, 2007:
Basic net income per share
Net income available to common shareholders	¥ 20,357	144,888	¥140.50
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	51
Diluted net income per share
Net income for computation	¥ 20,357	148,961	¥136.66
For the six months ended September 30, 2008:
Basic net income per share
Net income available to common shareholders	¥ 27,840	144,954	¥192.06	$1.85
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(46)	4,021
Diluted net income per share
Net income for computation	¥ 27,794	148,975	¥186.56	$1.80

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Net revenue	¥ 7,580	¥ 7,081	$ 68,369
Gross profit	¥ 567	¥ 503	$ 4,857
Net income	¥ (75)	¥ (288)	$ (2,781)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2007 and 2008 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Service cost	¥ 611	¥ 842	$ 8,130
Interest cost	278	250	2,414
Expected return on plan assets	(97)	(83)	(802)
Amortization of net actuarial gain	(2)	(7)	(68)
Amortization of prior service cost	(31)	(31)	(299)
Cost for defined contribution plans and others	309	296	2,858

Net periodic pension cost	¥ 1,068	¥ 1,267	$ 12,233

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the benefit pension plans were changed to the date of the employer’s fiscal year-end from within the three months prior to the year-end. By the application of the second approach described in the paragraph 19 of SFAS No. 158, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax were reduced by ¥106 million and accumulated other comprehensive income, net of tax was reduced by ¥5 million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2007 and 2008. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six months ended September 30
	2007	2008
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(18.4)	(17.7)
Tax on undistributed earnings	1.6	0.7
Valuation allowance	3.0	0.1
Liabilities for unrecognized tax benefits	-	1.6
Other	(1.1)	0.2

Estimated effective income tax rate	26.1%	25.9%

The estimated effective income tax rate for the six months ended September 30, 2008 was lower compared to the corresponding prior period. This was mainly due to a decrease in estimated tax rate because of decrease in estimated losses for certain subsidiaries with valuation allowance.

7. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥227 million ($2,192 thousand) at September 30, 2008.

NIDEC has guaranteed approximately ¥227 million ($2,192 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥227 million ($2,192 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended September 30, 2007 and 2008:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30		For the three months ended September 30,
	2007	2008	2008
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 58,119	¥ 59,998	$ 579,299
Other small precision brushless DC motors	24,647	24,198	233,639
Brushless DC fans	13,709	11,871	114,618
Other small precision motors	6,481	6,201	59,873
Sub total	102,956	102,268	987,429
Mid-size motors	22,460	21,982	212,243
Machinery	17,790	21,872	211,181
Electronic and optical components	41,015	39,097	377,493
Others	6,306	8,037	77,600
Consolidated total	¥ 190,527	¥ 193,256	$ 1,865,946

The following table provides product information for the six months ended September 30, 2007 and 2008:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 108,103	¥ 109,825	$ 1,060,394
Other small precision brushless DC motors	45,609	45,307	437,453
Brushless DC fans	24,172	22,421	216,482
Other small precision motors	10,423	12,390	119,629
Sub total	188,307	189,943	1,833,958
Mid-size motors	47,673	47,602	459,612
Machinery	34,969	40,607	392,073
Electronic and optical components	79,107	77,952	752,650
Others	12,645	15,554	150,179
Consolidated total	¥ 362,701	¥ 371,658	$ 3,588,472

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Servo Corporation, or NSRV, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP; Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles; Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles; Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles; Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles; Nidec Philippines Corporation, or NCF, applies Philippine accounting principles; Nidec Motors & Actuators group, or NMA mainly applies International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the sixteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months and six months ended September 30, 2007 and 2008, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30		For the three months ended September 30,
Revenue from external customers:	2007	2008	2008
NCJ	¥23,829	¥20,169	$ 194,738
NET	25,166	27,687	267,326
NCC	3,718	6,095	58,849
NCD	1,148	2,936	28,348
NCS	11,731	8,837	85,324
NCH	10,424	11,766	113,604
NCF	1,608	2,412	23,289
NSNK	14,603	18,097	174,732
NCPL	16,410	16,173	156,155
NTSC	6,309	6,652	64,227
NCEL	5,247	5,459	52,708
NSRV	7,307	5,999	57,922
NSBC	3,738	3,840	37,076
NSCJ	2,760	2,689	25,963
NMA	8,850	7,466	72,087
NNSN	2,655	2,754	26,591
All Others	49,514	40,982	395,695

Total	195,017	190,013	1,834,634
Consolidated adjustments related to elimination of intercompany transactions via third party	(11)	0	0
Others *1	(4,479)	3,243	31,312

Consolidated total	¥ 190,527	¥ 193,256	$ 1,865,946

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
Revenue from external customers:	2007	2008	2008
NCJ	¥47,435	¥36,454	$ 351,975
NET	43,272	49,803	480,863
NCC	7,397	10,948	105,706
NCD	2,167	4,986	48,141
NCS	21,887	17,492	168,891
NCH	19,102	21,530	207,879
NCF	2,668	4,568	44,105
NSNK	27,753	33,183	320,392
NCPL	31,795	32,806	316,752
NTSC	12,117	13,266	128,087
NCEL	10,270	10,578	102,134
NSRV	12,130	12,175	117,553
NSBC	8,665	8,496	82,031
NSCJ	5,469	5,251	50,700
NMA	18,694	16,732	161,553
NNSN	5,178	5,589	53,964
All Others	84,984	81,013	782,205

Total	360,983	364,870	3,522,931
Consolidated adjustments related to elimination of intercompany transactions via third party	(49)	0	0
Others *1	1,767	6,788	65,541

Consolidated total	¥ 362,701	¥ 371,658	¥ 3,588,472

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30		For the three months ended September 30,
	2007	2008	2008
Revenue from other operating segments:
NCJ	¥ 26,811	¥ 24,414	$ 235,725
NET	8,791	9,447	91,214
NCC	2,975	669	6,459
NCD	13,291	9,872	95,317
NCS	44	63	608
NCH	1,073	2,001	19,320
NCF	11,151	8,272	79,869
NSNK	3,606	3,584	34,605
NCPL	1,505	2,426	23,424
NTSC	90	89	859
NCEL	1,031	1,773	17,119
NSRV	1,128	1,327	12,813
NSBC	915	672	6,488
NSCJ	695	563	5,436
NMA	40	(12)	(116)
NNSN	245	166	1,603
All Others	66,462	60,902	588,027

Total	139,853	126,228	1,218,770
Intersegment elimination	(139,853)	(126,228)	(1,218,770)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Revenue from other operating segments:
NCJ	¥ 48,324	¥ 44,569	$ 430,327
NET	15,241	16,557	159,863
NCC	4,738	1,353	13,064
NCD	24,073	18,628	179,859
NCS	89	103	994
NCH	1,898	3,151	30,424
NCF	22,017	14,972	144,559
NSNK	6,951	6,964	67,240
NCPL	3,040	3,825	36,932
NTSC	164	146	1,410
NCEL	1,893	3,330	32,152
NSRV	1,757	2,394	23,115
NSBC	1,796	1,632	15,757
NSCJ	1,252	1,090	10,524
NMA	40	7	68
NNSN	435	364	3,515
All Others	117,888	120,105	1,159,650

Total	251,596	239,190	2,309,453
Intersegment elimination	(251,596)	(239,190)	(2,309,453)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30		For the three months ended September 30,
	2007	2008	2008
Segment profit or loss:
NCJ	¥ 4,096	¥ 3,693	$ 35,657
NET	2,965	5,739	55,412
NCC	439	171	1,651
NCD	1,383	1,119	10,804
NCS	373	63	608
NCH	159	200	1,931
NCF	1,275	1,060	10,235
NSNK	1,165	1,819	17,563
NCPL	884	1,060	10,235
NTSC	522	471	4,548
NCEL	758	787	7,599
NSRV	172	(148)	(1,429)
NSBC	(66)	(175)	(1,690)
NSCJ	326	211	2,037
NMA	48	143	1,381
NNSN	178	190	1,835
All Others	5,968	6,309	60,914

Total	20,645	22,712	219,291
U.S. GAAP adjustments to accrue pension and severance costs	(123)	(5)	(48)
Consolidation adjustments mainly related to elimination of intercompany profits	(1,007)	(165)	(1,593)
Reclassification *1	1,079	(467)	(4,509)
Others *2	(1,624)	12	116

Consolidated total	¥ 18,970	¥ 22,087	$ 213,257

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gains due to reversal of allowance for doubtful accounts for the period ended September 30, 2007 and gain (loss) from sales of fixed assets for the period ended September 30, 2008.

*2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2007	2008	2008
Segment profit or loss:
NCJ	¥ 6,937	¥ 6,379	$ 61,591
NET	4,926	9,058	87,458
NCC	725	244	2,356
NCD	2,661	2,118	20,450
NCS	627	134	1,294
NCH	271	350	3,379
NCF	2,376	1,792	17,302
NSNK	2,114	2,877	27,778
NCPL	1,608	1,956	18,886
NTSC	710	757	7,309
NCEL	1,466	1,483	14,319
NSRV	266	(292)	(2,819)
NSBC	(4)	10	97
NSCJ	578	374	3,611
NMA	132	383	3,698
NNSN	245	266	2,568
All Others	9,980	11,952	115,400

Total	35,618	39,841	384,677
U.S. GAAP adjustments to accrue pension and severance costs	(248)	(11)	(106)
Consolidation adjustments mainly related to elimination of intercompany profits	(1,092)	(114)	(1,101)
Reclassification *1	1,517	(24)	(232)
Others *2	(1,719)	526	5,079

Consolidated total	¥ 34,076	¥ 40,218	$ 388,317

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gains due to reversal of allowance for doubtful accounts for the period ended September 30, 2007 and gain (loss) from sales of fixed assets for the period ended September 30, 2008.

*2 Others mainly includes amortization of capitalized assets related to the business acquisition for the period ended September 30, 2007 and profit or loss of subsidiaries not included in management reports due to their immateriality for the period ended September 30, 2008.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Subsequent event:

Redemption at maturity-

On October 17, 2008, NIDEC redeemed zero coupon 0.0% convertible bonds at maturity. The total bonds redeemed were ¥26,412 million ($255,016 thousand). NIDEC financed the redemption cost by borrowings from banks.

Dividends-

Subsequent to September 30, 2008, the Company’s Board of Directors declared a cash dividend of ¥4,351 million ($42,010 thousand) payable on December 5, 2008 to stockholders as of September 30, 2008.

Own share repurchase-

On November 21, 2008, the Company’s Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 5,000,000 shares (3.45% of total number of shares issued)
3. Total repurchase amount:	Up to 25 billion yen
4. Period of repurchase:	From November 25, 2008 to November 24, 2009